Exhibit 99.1

Arco to acquire COC and Dom Bosco learning systems

Arco to complement its Core portfolio with two traditional learning systems with growth potential

São Paulo, Brazil, March 6th, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil, for R$920 million in cash.

“The acquisition of COC and Dom Bosco learning systems reinforces our strategy to further strengthen our positioning in Core solutions for the private K-12 segment. It brings geographical and price complementarity to our Core portfolio, allowing our platform to better serve the overall market,” said Ari de Sá Neto, CEO and founder of Arco.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo.

Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

Transaction Details

Pursuant to the Purchase Agreement, Arco will acquire 100% of COC and Dom Bosco learning systems for R$920 million in cash, equivalent to 14.4x 2020 EBITDA, with (i) 80% of the purchase price payable at the time of closing, and (ii) the remaining 20% of the purchase price payable on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

This transaction is not subject to any shareholder approvals, but is subject to customary closing conditions, including Brazilian antitrust approvals.

Rothschild & Co served as financial advisor and Lobo de Rizzo served as legal advisor to Arco. JP Morgan served as financial advisor and Madrona Advogados served as legal advisor to Pearson.

Transaction Conference Call Information

Arco will discuss this acquisition on Monday, March 8th, 2021, via a conference call at 8 a.m. Eastern Time (10 a.m. Brasilia Time). To access the call, please dial: +1 412 717 9627 or    +1 844 204 8942 (US); +44 20 3795 9972 (UK); +55 11 4210-1803 or +55 11 3181-8565 (BR). An audio replay of the call will be available through March 15th, 2021 by dialing +55 11 3193-1012 and entering access code 1608874#. A webcast of the call will be available at
https://webcastlite.mziq.com/cover.html?webcastId=4c6c78b6-18de-45bd-8cb8-c234b443a679.

Please refer to the Investor Relations section of Arco’s website for additional information at:
https://investor.arcoplatform.com/events-presentations/presentations/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward -looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of COC, Dom Bosco and its business operations (the “COC and Dom Bosco Businesses”) prior to the signing of the Purchase Agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the COC and Dom Bosco Businesses, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the COC and Dom Bosco Businesses; (ii) the accounting parameters and criteria adopted by the COC and Dom Bosco Businesses are different from the ones adopted by the Company; (iii) the transfer of the COC and Dom Bosco Businesses to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the COC and Dom Bosco Businesses include risks and uncertainties related to statements about competition for the combined business; restrictions and/or limitations on the acquisition of the COC and Dom Bosco Businesses that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the COC and Dom Bosco Businesses; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br